Mail Stop 4561
      July 22, 2005

Mr. Richard F. Gavino
Executive Vice President and Chief Financial Officer
Warrantech Corporation
2200 Highway 121, Suite 100
Bedford, TX 76021

	RE:	Warrantech Corporation
		Form 8-K
		Filed July 21, 2005
            	File No. 0-13084

Dear Mr. Gavino:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K filed July 21, 2005

1. We note that your current auditors Weinick Sanders Leventhal
&
Co., LLP advised you that they will cease to perform audit services for the company on or before August 1, 2005. Please file a separate Form 8-K on the date their resignation becomes effective.
Include a letter from the former accountants addressing the revised disclosures.

2. In the second Form 8-K state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation
S-K.

3. In the second Form 8-K, please include all of the information required by Item 304(a)(1)(iii) of Regulation S-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please provide the information requested above within five business days from the date of this letter. The information should be filed as correspondence on EDGAR.

      Any questions regarding the above should be directed to me at
(202) 551-3432.


								Sincerely,



								William H. Demarest
								Staff Accountant
??

??

??

??

Mr. Richard F. Gavino
Warrantech Corporation
July 22, 2005
Page 1